SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB0007099541

Issuer Name

Prudential Public Limited Company

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights; Other

Comments

UBS trading book holdings in Prudential PLC fell below 5% and are therefore exempt from reporting.

3. Details of person subject to the notification obligation

Name

UBS Group AG - Investment Bank & Global Wealth Management

City of registered office (if applicable)

London

Country of registered office (if applicable)

United Kingdom

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

09-Sep-2024

6. Date on which Issuer notified

11-Sep-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.000000	0.000000	0.000000	0
Position of previous notification (if applicable)	5.239558	0.175611	5.415169

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0007099541		0		0.000000
Sub Total 8.A	0		0.000000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UBS Group AG (Chain 1)
UBS Group AG (Chain 1)	UBS AG
UBS Group AG (Chain 2)
UBS Group AG (Chain 2)	UBS AG
UBS Group AG (Chain 2)	UBS Switzerland AG
UBS Group AG (Chain 3)
UBS Group AG (Chain 3)	UBS AG
UBS Group AG (Chain 3)	UBS Bank (Canada)
UBS Group AG (Chain 4)
UBS Group AG (Chain 4)	UBS AG
UBS Group AG (Chain 4)	UBS Americas Holding LLC
UBS Group AG (Chain 4)	UBS Americas Inc.
UBS Group AG (Chain 4)	UBS Securities LLC
UBS Group AG (Chain 5)
UBS Group AG (Chain 5)	UBS AG
UBS Group AG (Chain 5)	Credit Suisse International

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

UBS trading book holdings in Prudential PLC fell below 5% and are therefore exempt from reporting.

12. Date of Completion

11-Sep-2024

13. Place Of Completion

Zurich, Switzerland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 September 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Tom Clarkson

Tom Clarkson
Company Secretary